UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ALX Oncology Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00166B 10 5

(CUSIP Number)

LIGHTSTONE VENTURES

500 BOYLSTON ST. SUITE 1380

BOSTON, MA 02116

TELEPHONE: (617) 933-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Lightstone Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,268,087 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,268,087 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,268,087 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Lightstone Ventures, L.P. (“LV LP”), Lightstone Ventures (A), L.P. (“LV(A) LP”), LSV Associates, LLC (“LSV Associates”), Lightstone Ventures II, LP (“LV II LP”), Lightstone Ventures II (A), LP (“LV II(A) LP”) and LSV Associates II, LLC (“LSV Associates II,” together with LV LP, LV(A) LP, LSV Associates, LV II LP and LV II(A) LP, the “LV Entities”), Michael A. Carusi, Jean M. George, Henry A. Plain, Jr. and Jason W. Lettmann. Together with the LV Entities, Messrs. Carusi, Plain and Lettmann, and Ms. George are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are owned by LV LP. LSV Associates serves as the general partner of LV LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP, and may be deemed to own beneficially the shares held by LV LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

2.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Lightstone Ventures (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 309,222 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 309,222 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,222 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.8% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned by LV(A) LP. LSV Associates serves as the general partner of LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV(A) LP, and may be deemed to own beneficially the shares held by LV(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

3.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons LSV Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,577,309 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,577,309 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,309 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,268,087 by LV LP, and (ii) 309,222 by LV(A) LP. LSV Associates serves as the general partner of LV LP and LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

4.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Lightstone Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,023,469 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,023,469 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,469 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned by LV II LP. LSV Associates II serves as the general partner of LV II LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP, and may be deemed to own beneficially the shares held by LV II LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

5.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Lightstone Ventures II (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 120,212 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 120,212 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,212 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned by LV II(A) LP. LSV Associates II serves as the general partner of LV II(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II(A) LP, and may be deemed to own beneficially the shares held by LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

6.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons LSV Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,143,681 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,143,681 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,143,681 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

7.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Michael A. Carusi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,720,990 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,720,990 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,268,087 by LV LP, (ii) 309,222 by LV(A) LP, (iii) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

8.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Jean M. George
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,720,990 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,720,990 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,268,087 by LV LP, (ii) 309,222 by LV(A) LP, (iii) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

9.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Henry A. Plain, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,720,990 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,720,990 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,268,087 by LV LP, (ii) 309,222 by LV(A) LP, (iii) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP. LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

10.

CUSIP No. 00166B 10 5	13D

1.	Name of Reporting Persons Jason W. Lettmann
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,220 shares of Common Stock
	8.	Shared Voting Power 2,143,681 shares of Common Stock (2)
	9.	Sole Dispositive Power 107,220 shares of Common Stock
	10.	Shared Dispositive Power 2,143,681 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,250,901 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons.
(2)

The shares are owned as follows: (i) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

11.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on July 21, 2020 as described in Item 3 below.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of ALX Oncology Holdings Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 866 Malcolm Road, Suite 100, Burlingame, California 94010.

Item 2.	Identity and Background

a)

The persons and entities filing this statement are Lightstone Ventures, L.P. (“LV LP”), Lightstone Ventures (A), L.P. (“LV(A) LP”), LSV Associates, LLC (“LSV Associates”), Lightstone Ventures II, LP (“LV II LP”), Lightstone Ventures II (A), LP (“LV II(A) LP” and together with LV LP, LV(A) LP and LV II LP, the “LV Funds”) and LSV Associates II, LLC (“LSV Associates II,” together with LV LP, LV(A) LP, LSV Associates, LV II LP and LV II(A) LP, the “LV Entities”), Michael A. Carusi, Jean M. George, Henry A. Plain, Jr. and Jason W. Lettmann. Together with the LV Entities, Messrs. Carusi, Plain and Lettmann, and Ms. George are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 500 Boylston St., Suite 1380, Boston, MA 02116.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)

During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; the LV Entities are organized in Delaware, United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing directors controlling LSV Associates and LSV Associates II (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 4,828,210 shares of Common Stock, consisting of (i) 2,268,087 by LV LP, (ii) 309,222 by LV(A) LP, (iii) 2,023,469 by LV II LP, and (ii) 120,212 by LV II(A) LP, and 107,220 held by Lettmann. LV II LP and LV II(A) LP purchased 378,000 and 22,000 shares of Common Stock in the Issuer’s initial public offering of Common Stock (the “Offering”) at the public offering price of $19.00 per share. The Offering closed on July 21, 2020. The 400,000 shares of Common Stock acquired by LV II LP and LV II(A) LP in the Offering were purchased for an aggregate purchase price of $7.6 million. The funds used by LV LP, LV(A) LP, LV II LP and LV II(A) LP to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the LV Entities.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

12.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Mr. Lettmann serves on the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
LV LP	2,268,087	2,268,087	0	2,268,087	0	2,268,087	6.2%
LV(A) LP	309,222	309,222	0	309,222	0	309,222	0.8%
LSV Associates (2)	0	2,577,309	0	2,577,309	0	2,577,309	7.1%
LV II LP	2,023,469	2,023,469	0	2,023,469	0	2,023,469	5.5%
LV II(A) LP	120,212	120,212	0	120,212	0	120,212	0.3%
LSV Associates II (2)	0	2,143,681	0	2,143,681	0	2,143,681	5.9%
Michael A. Carusi	0	0	4,720,990	0	4,720,990	4,720,990	12.9%
Jean M. George	0	0	4,720,990	0	4,720,990	4,720,990	12.9%
Henry A. Plain, Jr.	0	0	4,720,990	0	4,720,990	4,720,990	12.9%
Jason W. Lettmann	107,220	107,220	2,143,681	107,220	2,143,681	2,250,901	6.2%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)

LSV Associates serves as the general partner of LV LP and LV(A) LP. LSV Associates II serves as the general partner of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP. Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George own no securities of the Issuer directly as of the date of this filing.

(3)

This percentage set forth on the cover sheets is calculated based on 36,486,553 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s final prospectus dated July 16, 2020, as filed with the SEC on July 17, 2020, including the underwriters’ exercise in full of their over-allotment option.

13.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

The LV Funds and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 1, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, such persons have certain registration rights as set forth below.

Demand Registration Rights

The holders, including the LV Funds, of an aggregate of 24,039,473 shares of Common Stock have certain demand registration rights. At any time beginning 180 days after July 16, 2020 and before the three-year anniversary of the date of the Investors’ Rights Agreement, the holders of at least 50% of the shares in the aggregate may request that the Issuer file a registration statement to register all or a portion of their shares. Such request for registration must cover at least 40% of the shares or shares with an anticipated aggregate public offering price, net of underwriting discounts and expenses, of at least $15.0 million.

S-3 Registration Rights

The holders, including the LV Funds, of an aggregate of 24,039,473 shares of Common Stock have certain Form S-3 registration rights. At any time when the Issuer is eligible to file a registration statement on Form S-3, the holders of at least 10% of these shares can make a request that the Issuer register their shares on Form S-3 if such request covers shares with an anticipated aggregate public offering price, net of underwriting discounts and expenses, of at least $1.0 million.

Piggyback Registration Rights

The holders, including the LV Funds, of an aggregate of 24,039,473 shares of Common Stock have certain “piggyback” registration rights. In the event that the Issuer registers any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of these shares, including the Reporting Persons, will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expenses of Registration

The Issuer will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, Form S-3 and piggyback registrations described above.

Termination of Registration Rights

The demand, Form S-3 and piggyback registration described above will expire upon the earliest of (1) the fifth anniversary after the closing of the Offering, (2) a deemed liquidation event (as defined in the Issuer’s amended and restated certificate of incorporation, as presently in effect) and (3) such time after the completion of the Offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act.

Lock-Up Agreement

In connection with the Offering, the Issuer’s directors and officers, including Mr. Lettmann, the Issuer’s executive officers and substantially all of the Issuer’s stockholders, including the LV Funds, entered into market lock-up agreements (the “Lock-up Agreements”) with the underwriters for the Offering, pursuant to which they agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of common stock during the period from July 16, 2020 continuing through the date 180 days thereafter, except with the prior consent of Jefferies LLC, Credit Suisse Securities (USA) LLC and Piper Sandler & Co.

14.

The foregoing description of the Investors’ Rights Agreement and the Lock-Up Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement and Lock-Up Agreement, which are filed as Exhibits B and C and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.

Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated April 1, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (No. 333-239490), filed with the SEC on June 26, 2020.

C.	Form of Lock-Up Agreement filed as Exhibit C to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (No. 333-239490), filed with the SEC on June 15, 2020.

15.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 30, 2020

Lightstone Ventures, L.P.
Lightstone Ventures (A), L.P.

By:	LSV Associates, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

Lightstone Ventures II, L.P.
Lightstone Ventures II (A), L.P.

By:	LSV Associates II, LLC
Its:	General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates II, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jason W. Lettmann

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

16.

SCHEDULE I

Managing Directors:

Michael A. Carusi

c/o LSV Capital

2884 Sand Hill Road, Suite 121

Menlo Park, California 94025

Principal Occupation: Managing Director of LSV Associates and LSV Associates II

Citizenship: United States of America

Jean M. George

c/o LSV Capital

2884 Sand Hill Road, Suite 121

Menlo Park, California 94025

Principal Occupation: Managing Director of LSV Associates and LSV Associates II

Citizenship: United States of America

Henry A. Plain, Jr.

c/o LSV Capital

2884 Sand Hill Road, Suite 121

Menlo Park, California 94025

Principal Occupation: Managing Director of LSV Associates and LSV Associates II

Citizenship: United States of America

Jason W. Lettmann

c/o LSV Capital

2884 Sand Hill Road, Suite 121

Menlo Park, California 94025

Principal Occupation: Managing Director of LSV Associates II

Citizenship: United States of America

17.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

18.